Changes in Investment Policies

Non-U.S. Dollar Denominated Securities. Effective April 12, 2010, the Fund may invest up to 25% of its total assets (measured at the time of investment) in non-U.S. dollar denominated securities. This replaced the Fund's prior maximum limit with respect to investment in debt instruments denominated in foreign currencies, which was 10% of total assets.

Providing additional flexibility to invest in non-U.S. dollar denominated securities could potentially increase the Fund's exposures to foreign (non-U.S.) investment risk and/or foreign currency risk. See "2. Principal Risks" in the Notes to Financial Statements for additional discussion of these and other relevant risks.